UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432

B1636FFB Olivos, Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3ASR (Registration Number: 333-187531) and Form S-8 (Registration Number: 333-173496) of Arcos Dorados Holdings Inc. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Arcos Dorados Holdings Inc. – Condensed Consolidated Financial Statements as of June 30, 2016 and December 31, 2015 and for the six-month periods ended June 30, 2016 and 2015 (Unaudited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: August 3, 2016

Item 1

Arcos Dorados Holdings Inc.

Condensed Consolidated Financial Statements

As of June 30, 2016 and December 31, 2015 and for the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Arcos Dorados Holdings Inc.

Consolidated Statements of Income

 For the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2016	2015
REVENUES
Sales by Company-operated restaurants	$1,290,089	$1,472,173
Revenues from franchised restaurants	55,726	61,886
Total revenues	1,345,815	1,534,059

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(470,716)	(520,018)
Payroll and employee benefits	(284,011)	(336,097)
Occupancy and other operating expenses	(359,097)	(404,526)
Royalty fees	(65,699)	(75,300)
Franchised restaurants – occupancy expenses	(25,790)	(29,090)
General and administrative expenses	(101,999)	(133,146)
Other operating income (expenses), net	47,423	(16,591)
Total operating costs and expenses	(1,259,889)	(1,514,768)
Operating income	85,926	19,291
Net interest expense	(35,037)	(33,197)
Loss from derivative instruments	(30)	(125)
Foreign currency exchange results	32,206	(20,012)
Other non-operating expenses, net	(766)	(164)
Income (loss) before income taxes	82,299	(34,207)
Income tax (expense) benefit	(22,729)	13,057
Net income (loss)	59,570	(21,150)
Less: Net income attributable to non-controlling interests	(77)	(110)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$59,493	$(21,260)

Earnings (loss) per share information:
Basic net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.28	$(0.10)
Diluted net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.28	$(0.10)

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Consolidated Statements of Comprehensive Income

 For the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars

	2016	2015
Net income (loss)	$59,570	$(21,150)
Other comprehensive gain (loss), net of tax:
Foreign currency translation	14,919	(54,173)
Defined benefit pension plan:
Reclassification of net loss to consolidated statement of income	224	220
Defined benefit pension plan (net of $115 and $114 of income taxes for the six-month periods ended June 30, 2016 and 2015, respectively)	224	220
Cash flow hedges:
Net (loss) gain recognized in accumulated other comprehensive loss	(55,742)	8,284
Reclassification of net loss (gain) to consolidated statement of income	30,568	(7,111)
Cash flow hedges (net of $nil of income taxes)	(25,174)	1,173
Total other comprehensive loss	(10,031)	(52,780)
Comprehensive gain (loss)	49,539	(73,930)
Less: Comprehensive income attributable to non-controlling interests	(56)	(72)
Comprehensive gain (loss) attributable to Arcos Dorados Holdings Inc.	$49,483	$(74,002)

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Consolidated Statements of Balance Sheet

As of June 30, 2016 and December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	As of
	June 30, 2016	As of
	(Unaudited)	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$136,790	$112,519
Accounts and notes receivable, net	64,434	63,348
Other receivables	35,586	35,629
Inventories	46,195	44,641
Prepaid expenses and other current assets	123,990	110,808
Deferred income taxes	13,921	12,051
Total current assets	420,916	378,996
Non-current assets
Miscellaneous	78,378	62,524
Collateral deposits	5,325	5,325
Property and equipment, net	865,782	833,357
Net intangible assets and goodwill	48,296	49,486
Deferred income taxes	70,480	63,321
Derivative instruments	—	6,741
McDonald’s Corporation’s indemnification for contingencies	4,380	3,452
Total non-current assets	1,072,641	1,024,206
Total assets	$1,493,557	$1,403,202
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$181,375	$187,685
Royalties payable to McDonald’s Corporation	12,988	14,834
Income taxes payable	30,783	28,581
Other taxes payable	65,221	69,006
Accrued payroll and other liabilities	112,305	93,112
Provision for contingencies	496	512
Interest payable	10,042	15,990
Short-term debt	9	2,500
Current portion of long-term debt	64,907	161,240
Derivative instruments	22,556	2,126
Deferred income taxes	1,866	1,728
Total current liabilities	502,548	577,314
Non-current liabilities
Accrued payroll and other liabilities	22,005	19,381
Provision for contingencies	23,369	20,066
Long-term debt, excluding current portion	580,556	491,327
Derivative instruments	18,752	—
Deferred income taxes	8,365	8,224
Total non-current liabilities	653,047	538,998
Total liabilities	1,155,595	1,116,312
Equity
Class A shares - no par value common stock; 420,000,000 shares authorized; 130,709,931 shares issued and outstanding	373,958	371,857
Class B shares - no par value common stock; 80,000,000 shares authorized, issued and outstanding	132,915	132,915
Additional paid-in capital	12,098	12,606
Retained earnings	252,651	193,158
Accumulated other comprehensive losses	(434,273)	(424,263)
Total Arcos Dorados Holdings Inc. shareholders’ equity	337,349	286,273
Non-controlling interests in subsidiaries	613	617
Total equity	337,962	286,890
Total liabilities and equity	$1,493,557	$1,403,202

See Notes to the Condensed Consolidated Financial.

Arcos Dorados Holdings Inc.

 Condensed Consolidated Statements of Cash Flow

 For the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars

	2016	2015
Operating activities
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$59,493	$(21,260)
Adjustments to reconcile net income (loss) attributable to Arcos Dorados Holdings Inc. to cash provided by operations:
Non-cash charges and credits:
Depreciation and amortization	49,590	55,860
Gain of property and equipment sales	(48,723)	(295)
Impairment of long-lived assets	—	7,804
Foreign currency exchange results	(33,038)	16,741
Others, net	5,394	(15,081)
Changes in assets and liabilities	(23,036)	(40,382)
Net cash provided by operating activities	9,680	3,387
Investing activities
Property and equipment expenditures	(27,867)	(34,119)
Loans collected from related parties	1,800	5,500
Proceeds from sale of property and equipment and related prepayments	63,457	1,637
Proceeds from sale of restaurant businesses and related prepayments	9,710	—
Other investment activities	(400)	(524)
Net cash provided by (used in) investing activities	46,700	(27,506)
Financing activities
Dividend payments to Arcos Dorados Holdings Inc.’s shareholders	—	(12,509)
Proceeds from secured loan agreement	167,262	—
Purchase of 2016 Notes	(120,191)	—
Purchase of 2023 Notes	(80,800)	—
Net payment of derivative instruments	(3,011)	—
Net short-term borrowings	(2,486)	7,464
Other financing activities	(6,810)	(5,025)
Net cash used in financing activities	(46,036)	(10,070)
Effect of exchange rate changes on cash and cash equivalents	13,927	(21,660)
Increase (decrease) in cash and cash equivalents	24,271	(55,849)
Cash and cash equivalents at the beginning of the year	$112,519	$139,030
Cash and cash equivalents at the end of the period	$136,790	$83,181

Supplemental cash flow information:
Cash paid during the period for:
Interest	$39,864	$33,419
Income tax	21,475	5,135
Non-cash investing activities:
Exchange of assets	$2,100	$—

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Statement of Changes in Equity

 For the six-month period ended June 30, 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive losses	Total	Non- controlling interests	Total
	Number	Amount	Number	Amount
Balances at beginning of fiscal year	130,538,896	$371,857	80,000,000	$132,915	$12,606	$193,158	$(424,263)	$286,273	$617	$286,890
Net income for the period (Unaudited)	—	—	—	—	—	59,493	—	59,493	77	59,570
Other comprehensive loss (Unaudited)	—	—	—	—	—	—	(10,010)	(10,010)	(21)	(10,031)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan (Unaudited)	171,035	2,101	—	—	(2,101)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	1,593	—	—	1,593	—	1,593
Dividends to non-controlling interests (Unaudited)	—	—	—	—	—	—	—	—	(60)	(60)
Balances at end of period (Unaudited)	130,709,931	$373,958	80,000,000	$132,915	$12,098	$252,651	$(434,273)	$337,349	$613	$337,962

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Statement of Changes in Equity

 For the six-month period ended June 30, 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive losses	Total	Non- controlling interests	Total
	Number	Amount	Number	Amount
Balances at beginning of fiscal year	130,216,043	$365,701	80,000,000	$132,915	$15,974	$244,791	$(302,467)	$456,914	$673	$457,587
Net loss for the period (Unaudited)	—	—	—	—	—	(21,260)	—	(21,260)	110	(21,150)
Other comprehensive loss (Unaudited)	—	—	—	—	—	—	(52,742)	(52,742)	(38)	(52,780)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan (Unaudited)	319,792	6,092	—	—	(6,092)	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	668	—	—	668	—	668
Dividends to non-controlling interests (Unaudited)	—	—	—	—	—	—	—	—	(89)	(89)
Balances at end of period (Unaudited)	130,535,835	$371,793	80,000,000	$132,915	$10,550	$223,531	$(355,209)	$383,580	$656	$384,236

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.	Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a limited liability company organized and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has a 99.999% equity interest in Arcos Dorados Cooperatieve U.A., which has a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). Prior to this acquisition, the Company did not carry out operations. The Company’s rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore the ability to conduct the business, derive exclusively from the rights granted by McDonald’s Corporation in the MFAs through 2027. The initial term of the MFA for French Guyana, Guadeloupe and Martinique was ten years through August 2, 2017 with an option to extend the agreement for these territories for an additional period of ten years, through August 2, 2027.  On July 20, 2016, the Company has exercised its option to extend the MFA for these three territories.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

2.	Basis of presentation and principles of consolidation

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) for interim financial information and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

The accompanying condensed consolidated financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for purposes of this presentation. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements of the Company as of December 31, 2015.

The accompanying condensed consolidated financial statements are unaudited and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are considered necessary for the fair presentation of the information in the consolidated financial statements.

The Company’s revenues are generally greater in the second half of the year. Although the impact on the Company’s results of operations is relatively small, this impact is due to increased consumption of the Company’s products during the winter and summer holiday seasons, affecting July and December, respectively (for the Southern hemisphere).

Operating results for the six-month period ended June 30, 2016 are not necessarily indicative of results that may be expected for any future periods.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

2.	Basis of presentation and principles of consolidation (continued)

Reclassifications

Certain reclassifications have been made from "Occupancy and other operating expenses" to "Payroll and employee benefits" in the Company’s consolidated statements of income, totaling $22,029, to the prior year information to conform to the current year presentation, for the six-month period ended June, 30, 2015.

According to the Accounting Standard Update 2015-03, debt issuance cost related to a recognized debt liability is required to be presented in the consolidated statements of balance sheet as a direct deduction from the corresponding debt liability rather than as an asset for the fiscal year beginning after December 15, 2015. As a result, certain reclassifications have been made from "Miscellaneous", included within "Non-current asset" amounting to $3,775 to "Current portion of long-term debt" and to "Long-term debt, excluding current portion", included within "Liabilities" in the Company's consolidated balance sheet amounting to $359 and $3,416, respectively.

3.	Summary of significant accounting policies

There have been no material changes in the Company’s accounting policies disclosed in the notes to the consolidated annual financial statements as of December 31, 2015.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign currency translation

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheets date exchange rates, and revenues and expenses are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive losses” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities denominated in currencies other than its functional currencies in its income statement.

Effective January 1, 2010, Venezuela is considered to be highly inflationary, and as such, the financial statements of the Company’s Venezuelan subsidiaries are remeasured as if their functional currencies were the reporting currency (US dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive losses” within shareholders’ equity.

See Note 13 for additional information pertaining to the Company’s Venezuelan operations, including currency restrictions and controls existing in the country and a discussion of the exchange rate used for remeasurement purposes.

Recent accounting pronouncements

In May 2014, the FASB issued guidance codified in Accounting Standards Codification (ASC) 606, “Revenue Recognition - Revenue from Contracts with Customers,” which amends the guidance in former ASC 605, “Revenue Recognition,” and becomes effective beginning January 1, 2017. In August 12, 2015, the FASB deferred the effective date to annual reporting periods beginning after December 15, 2017. The standard’s core principle is that a company must recognize revenue when it transfers promised goods or services to customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company is currently evaluating the impact of the provisions of ASC 606.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Recent accounting pronouncements (continued)

In February 2016, new guidance about leases was issued. The new standard (ASC 842) supersede the lease requirements of ASC 840. The objective of the new guidance is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. This standard is effective for annual periods beginning after December 15, 2018, including interim periods. The Company is currently evaluating the impact of the provisions of ASC 842.

No other new accounting pronouncement issued or effective during the period had or is expected to have a material impact on the Company’s consolidated financial statements.

4.	Short-term debt

Short-term debt consists of the following:

	As of
	June 30, 2016	As of
	(Unaudited)	December 31, 2015
Bank overdrafts	$9	$—
Revolving credit facilities (i)	—	2,500
	$9	$2,500

(i) Revolving credit facilities

The Company entered into revolving credit facilities in order to borrow money from time to time to cover its working capital needs and for other general corporate purposes.

On July 30, 2015, ADBV renewed its committed revolving credit facility with Bank of America, N.A. (BOFA), as lender, for up to $50 million maturing on August 3, 2016. As of March 16, 2016, the agreement was amended to change the aggregate commitment amount from $50 million to $25 million. Each loan made to ADBV under this agreement will bear interest at an annual rate equal to LIBOR plus 2.75%. Interest on each loan will be payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

In addition, on August 31, 2015, effective as from October 1, 2015, ADBV entered into a revolving credit facility with JPMorgan Chase Bank, N.A, as a lender, for up to $25 million maturing on October 1, 2016. Each loan made to ADBV under this agreement will bear interest at an annual rate equal to LIBOR plus 2.25%. Interest on each loan will be payable at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

The obligations of ADBV under the revolving credit facilities are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. Furthermore, the agreements include customary covenants including, among others, restrictions on the ability of ADBV, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws; and (vii) permit the consolidated net indebtedness to EBITDA ratio to be greater than 3.5 to 1 on the last day of any fiscal quarter of the borrower. The revolving credit facilities provide for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facilities and/or to declare all sums outstanding under the loan documents immediately due and payable.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.	Short-term debt (continued)

(i) Revolving credit facilities (continued)

As mentioned in Note 5, on March 29, 2016, the Company has entered into a secured loan agreement through its Brazilian subsidiary, which is secured by certain credit and debit card receivables derived from certain restaurants operated by the subsidiary. As the assumption of liens mentioned in point (i) above, is restricted under the revolving credit facilities, on March 16, 2016, the lenders waived the Company for any event of default that may occur pursuant these agreements solely in connection with this transaction.

As of June 30, 2016, the ratio mentioned in point (vii) above was 2.11 and thus the Company is currently in compliance with the ratio requirement under both revolving credit facilities.

5.	Long-term debt

Long-term debt consists of the following:

	As of
	June 30, 2016	As of
	(Unaudited)	December 31, 2015
2023 Notes	$387,774	$466,075
2016 Notes	62,594	158,428
Secured loan agreement	163,569	—
Capital lease obligations	5,425	5,599
Other long-term borrowings	26,101	22,465
Total	645,463	652,567
Current portion of long-term debt	64,907	161,240
Long-term debt, excluding current portion	$580,556	$491,327

2023 and 2016 Notes

 The following table presents information related to the 2023 and 2016 Notes:

			Principal as of
	Annual interest rate	Currency	June 30, 2016 (Unaudited)	December 31, 2015	Maturity
2023 Notes	6.625%	USD	$393,767	$473,767	September 27, 2023
2016 Notes	10.25%	BRL	62,556	158,544	July 13, 2016

	Interest Expense (i)		DFC Amortization (i)		Accretion of Premium and Amortization of Discount (i)
	2016 (Unaudited)	2015 (Unaudited)	2016 (Unaudited)	2015 (Unaudited)	2016 (Unaudited)	2015 (Unaudited)
2023 Notes	$15,487	$15,694	$760	$219	$939	$256
2016 Notes	6,240	11,404	383	386	(224)	(272)

(i) These charges are included within "Net interest expense" in the consolidated statements of income.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.	Long-term debt (continued)

2023 and 2016 Notes (continued)

On September 27, 2013, the Company issued senior notes, which are due in 2023 (the "2023 Notes"). Periodic payments of principal are not required and interest is paid semi-annually commencing on March 27, 2014. The gross proceeds from the cash issuance of 2023 Notes amounting to $378,409 were partially used to finance the purchase of 2019 Notes and to repay certain of the Company’s short-term debt. The 2019 Notes, were canceled during 2013, when the Company launched a tender and exchange offer pursuant to which it offered to exchange any and all of the outstanding 2019 Notes for 2023 Notes and to purchase any and all of the outstanding 2019 Notes for cash.

The Company recorded the portion of 2023 Notes issued in exchange for cash at the original price of 100.909%. The portion of 2023 Notes issued as consideration for the partial exchange of 2019 Notes was recorded at the carrying value of the 2019 Notes since there were no substantive modifications to the terms of the debts according to ASC 470-50-40. The net discount amounting to $5,420 (comprised of a discount of $8,829 related to the non-cash issuance, partially offset by $3,409 of a premium related to the cash issuance) is being accreted over the term of the 2023 Notes and recognized as a higher interest expense. The Company incurred $3,313 of financing costs related to the cash issuance of 2023 Notes, which were capitalized as deferred financing costs ("DFC") and are being amortized over the life of the notes.

On July 13, 2011, the Company issued Brazilian reais notes due in 2016 (the "2016 Notes"). Periodic payments of principal are not required and interest is paid semi-annually beginning on January 13, 2012. The Company incurred $3,699 of financing costs related to these issuances, which were capitalized as deferred financing costs and are being amortized over the life of the notes.

The 2023 and 2016 Notes (the "Notes") are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2023 and 2016 Notes to be due and payable immediately.

The Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

During November 2015, the Company redeemed 6.97% or Brazilian Reais (BRL) 47,039 of the outstanding principal amount of its 2016 Notes at a redemption price equal to 93.75% (equivalent to $11,710) plus accrued and unpaid interest. Additionally, on January 29, 2016, the Company redeemed 0.19% or BRL 1,180 of the outstanding principal amount at a redemption price equal to 97.75% (equivalent to $288) plus accrued and unpaid interest.

Furthermore, on April 8, 2016, the Company launched a cash tender offer for any and all of its outstanding 2016 Notes, at a redemption price equal to 97%, which expired on May 5, 2016. The holders who tendered their 2016 Notes prior to April 21, 2016, received a redemption price equal to 100%. As a consequence of this transaction, the Company redeemed 67.93% or BRL 425,790 of the outstanding principal (equivalent to $119,903) plus accrued and unpaid interest. The results related to the cash tender offer and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of income.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.	Long-term debt (continued)

2023 and 2016 Notes (continued)

Finally, on July 13, 2016, the Company settled the remaining 2016 Notes. Refer to Note 14 for more details.

On June 1, 2016, the Company launched a cash tender offer to purchase $80,000 of its outstanding 2023 Notes, at a redemption price equal to 98%, which expired on June 28, 2016. The holders who tendered their 2023 Notes prior to June 14, received a redemption price equal to 101%. As a consequence of this transaction, the Company redeemed 16.89% of the outstanding principal. The total payment was $80,800 (including $800 of early tender payment) plus accrued and unpaid interest. The results related to the cash tender offer and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of income.

Secured loan agreement

On March 29, 2016, the Company’s Brazilian subsidiary signed a $167,262 Secured Loan Agreement (the "Loan") with five off-shore lenders namely: Citibank N.A., Itaú BBA International plc, Santander (Brasil) S.A., Cayman Islands Branch, Bank of America N.A. and JP Morgan Chase Bank, N.A. Each loan under the agreement bears interest at the following annual interest rates:

Lender	Annual Interest Rate
Citibank N.A.	3M LIBOR + 2.439%
Itaú BBA International plc	5.26%
Banco Santander (Brasil) S.A., Cayman Islands Branch	4.7863%
Bank of America N.A.	3M LIBOR + 4.00%
JP Morgan Chase Bank, N.A.	3M LIBOR + 3.92%

In order to fully convert each loan of the agreement into BRL, the Brazilian subsidiary entered into five cross-currency interest rate swap agreements with the local subsidiaries of the same lenders. Consequently, the loans were fully converted into BRL amounting to BRL613,850. Refer to Note 6 for more details.

Considering the cross currency interest rate swap agreements, the final interest rate of the Loan is the Interbank Market reference interest rate (known in Brazil as “CDI”) plus 4.50% per year. Interest payments will be made quarterly, beginning June 2016 and principal payments will be made semi-annually, beginning September 2017.

The Company incurred $ 3,243 of financing costs related to this issuance, which were capitalized as DFC.

The following table presents information related to the Secured loan agreement:

Interest Expense (i) (ii)		DFC Amortization (ii)
2016 (Unaudited)	2015 (Unaudited)	2016 (Unaudited)	2015 (Unaudited)
$2,152	$—	$308	$—

(i)	This charge does not include the effect of the cross-currency interest rate swap agreements mentioned in Note 6, amounting to a loss of $5,748. Including this effect the total interest cost amounts to $7,900.

(ii)	These charges are included within "Net interest expense" in the consolidated statement of income.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.	Long-term debt (continued)

Secured loan agreement (continued)

The Loan matures on March 30, 2020 and periodic payments of principal are required: 10% of principal in September 2017, 15% in March and September 2018, and 20% in March and September 2019 and in March 2020. Prepayments are allowed without penalty.

The Loan is fully and unconditionally guaranteed on a senior secured basis by certain subsidiaries and is secured by certain credit and debit card receivables arising from sales in certain Brazilian restaurants operated by the Brazilian subsidiary. The Loan ranks at least pari passu in right of payment with all other unsubordinated and unsecured indebtedness of the borrower and the guarantors.

The Loan proceeds were used primarily to repay the 2016 Notes mentioned above.

The Loan agreement includes customary covenants including, among others, restrictions on the ability of the Company and certain subsidiaries to (i) pay dividends; (ii) create liens; (iii) sell certain real estate assets; (iv) enter into sale and lease-back transactions; (v) pay interest or principal on intercompany loans; and (vi) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions.

Under the Loan, the Company must maintain (i) a Consolidated Net Indebtedness to EBITDA ratio (as defined therein) lower than (a) 3.5 to 1 as of the last day of the fiscal quarter ended March 31 and June 30, 2016, (b) 3.25 to 1 as of the last day of the fiscal quarter ended September 30, 2016 and (c) 3.0 to 1 as of the last day of the fiscal quarter ended December 31, 2016 and thereafter; and (ii) an EBITDA to Consolidated Interest Expense ratio (as defined therein) greater than 2.5 to 1 as of the last day of any fiscal quarter. The Brazilian subsidiary must maintain an Adjusted Net Indebtedness to EBITDA ratio lower than 2.0 to 1 as of the last day of any fiscal quarter. The calculation of Adjusted Net Indebtedness of the Brazilian subsidiary shall exclude any intercompany indebtedness.

As of June 30, 2016, the Company was in compliance with the ratio requirements; Consolidated Net Indebtedness to EBITDA ratio and EBITDA to consolidated Interest Expense ratio were 2.41 and 3.12, respectively; and, the net indebtedness to EBITDA ratio of the Brazilian subsidiary was 0.84.

The Loan also provides for customary events of default, which, if any of them occur, would permit or require the principal and interest on all of the outstanding amount to be due and payable immediately.

6.	Derivative instruments

Derivatives not designated as hedging instruments

Total equity return swap

On August 13, 2012, the Company entered into a total equity return swap agreement with Goldman Sachs International (GSI) in order to minimize earning volatility related to a long-term incentive plan to reward employees implemented by ADBV in 2008, fully vested in March 2015. The agreement was renewed twice and as from the amendment signed on September 23, 2014, the Company was required to make a collateral deposit, which returned to the Company with the maturity of the agreement on September 12, 2015. During the third quarter of 2015, the Company paid $9,681 as settlement of the agreement.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.	Derivative instruments (continued)

Total equity return swap (continued)

The Company did not designate this swap as a hedge under ASC 815. Therefore, the agreement was carried at fair market value in the consolidated balance sheets with changes reported in earnings, within "General and administrative expenses". The interest portion was recorded within “Net interest expense” in the Company’s consolidated statement of income. See additional disclosures below for further information about this swap agreement.

Derivatives designated as hedging instruments

Forward contracts

The Company has entered into various forward contracts in a few territories in order to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges result in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of June 30, 2016, the Company has forward contracts outstanding with a notional amount of $20,592 that mature during 2016.

The Company made net collections totaling $2,369, and $2,263 during the six-month periods ended June 30, 2016 and 2015, respectively, as a result of the net settlements of these derivatives. See additional disclosures below for further information about these forward contracts.

Cross-currency interest rate swaps

On November 7, 2013, the Company entered into a cross-currency interest rate swap agreement with JPMorgan Chase Bank, N.A., to hedge all the variability in a portion (53.08%) of the principal and interest collections of its BRL intercompany loan receivable with ADBV, which was amended on November 13, 2015 and June 24, 2016. All the terms of the swap agreement match the terms of the BRL intercompany loan receivable. Pursuant to this agreement, the Company receives interests at a fixed rate of 4.38% over a notional amount of 30.7 million (47.3 million at the inception and 28.3 million before the last amendment) of US dollars and pays interest at a fixed rate of 13% over a notional amount of R$108 million on March 31 and September 30 of each year.  This agreement matures on September 29, 2023 with exchange of principal.

As a result of the last amendment, the Company paid $3,011 in June 2016. According to ASC 815-30-40, the amount deferred in accumulated other comprehensive income until the date of the last amendments that equals to a loss of $2,336, will be reclassified to the income statement as the originally hedged cash flows affects income statement.

On March 29, 2016, the Company entered into five cross-currency interest rate swap agreements in order to fully hedge the principal and interest cash flows of the Secured Loan Agreement described in Note 5, into BRL. The agreements were signed with the Brazilian subsidiaries of the banks participating in the secured loan. All the terms of the cross-currency interest rate swap agreements match the terms of the secured loan agreement. Pursuant to these agreements, the Company receives interest in US dollar at an interest rate equal to the one it has to pay to the off-shore lenders over a notional amount of $167,3 million and pays interest in BRL at CDI plus 4.50% per year, over a notional amount of BRL 613,9 million quarterly, beginning June 2016.

The Company paid $7,701 and $1,178 of net interest during the six-month periods ended June 30, 2016 and 2015, respectively, related to these agreements.

See additional disclosures below for further information about these swap agreements.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.	Derivative instruments (continued)

Additional disclosures

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of June 30, 2016 and December 31, 2015:

	Asset (Liability) Derivatives
		Fair Value
		As of
Type of Derivative	Balance Sheets Location	June 30, 2016	As of
		(Unaudited)	December 31, 2015
Derivatives designated as hedging instruments under ASC 815 Derivatives and Hedging
Forward contracts	Other receivables	$—	$454
	Accrued payroll and other liabilities	(1,022)	—
Cross-currency interest rate swaps (i)	Derivative instruments	(41,308)	4,615
Total derivative instruments		$(42,330)	$5,069

(i)	At June 30, 2016, disclosed in the consolidated balance sheet as follows: $22,556 as a current liability and $18,752 as a non-current liability. At December 31, 2015, disclosed in the consolidated balance sheet as follows: $6,741 as a non-current asset and $2,126 as a current liability.

The following tables present the pretax amounts affecting income and other comprehensive income for the six-month periods ended June 30, 2016 and 2015 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)		(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion) (i)		Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
	2016	2015	2016	2015	2016	2015
Forward contracts	$893	$1,600	$(2,369)	$(2,263)	$—	$—
Cross-currency interest rate swaps	(56,635)	6,684	32,937	(4,848)	—	—
Total	$(55,742)	$8,284	$30,568	$(7,111)	$—	$—

(i)	The gain recognized in income related to forward contracts was recorded as an adjustment to food and paper. The loss recognized in income, for the six-month period ended June 30, 2016, related to the cross-currency interest rate swaps is presented in the consolidated income statement as follows: a loss of $25,663 as an adjustment to foreign currency exchange results ($22,222 related to Secured loan agreement) and a loss of $7,274 as an adjustment to net interest expense ($5,748 related to Secured loan agreement). The net gain recognized in income, for the six-month period ended June 30, 2015, related to the cross-currency interest rate swaps is presented in the consolidated income statement as follows: a gain of $5,833 as an adjustment to foreign currency exchange results and a loss of $985 as an adjustment to net interest expense.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.	Derivative instruments (continued)

Additional disclosures (continued)

Derivatives Not Designated as Hedging Instruments	Location of Loss Recognized in Income	Loss Recognized in Income on Derivative instruments
		2016	2015
Total equity return swap	General and administrative expenses	$—	$(153)
	Net interest expense	—	(337)
Others	Loss from derivative instruments	(30)	(125)
Total		$(30)	$(615)

7.	Share-based compensation

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering.

The Company made a special grant of stock options and restricted share units in 2011 in connection with its initial public offering, which are totally vested. The Company also made recurring grants of stock options and restricted share units in each of the fiscal years from 2011 to 2016 (for fiscal years 2016 and 2015 only restricted share units). Both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. For all grants, each stock option granted represents the right to acquire a Class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a Class A share when vested. The exercise right for the stock options is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the seventh anniversary of the date of grant. On June 28, 2016, 1,117,380 stock options were converted to a liability award maintaining the original conditions of the 2011 Plan.

The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense in the amount of $1,602 and $668 during the six-month periods ended June 30, 2016 and 2015, respectively, of which $nil and a gain of $508 relates to the special awards granted in connection with the initial public offering. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Share-based compensation (continued)

Stock Options

The following table summarizes the activity of stock options during the six-month period ended June 30, 2016:

	Units	Weighted-average strike price	Weighted-average grant-date fair value
Outstanding at December 31, 2015	2,025,894	21.03	5.87
Forfeitures	(80,734)	10.30	2.68
Expired (i)	(51,305)	14.05	4.02
Modification (ii)	(1,117,380)	19.07	5.30
Outstanding at June 30, 2016	776,475	15.55	4.46
Exercisable at June 30, 2016	584,103	16.99	4.88

(i) As of June 30, 2016, Additional paid-in capital included $206 related to expired stock options.

(ii) Correspond to stock options converted to a liability award. The employees affected by this modification were 104. There were not incremental compensation costs resulting from the modification. As of June 30, 2016, the accumulated Additional paid-in capital related to these units as from the grant date amounts to $5,812. The accrued liability is remeasured on a monthly basis until settlement. As of June 30, 2016, it amounts to $9 and is disclosed within "Accrued payroll and other liabilities" in the Company’s consolidated balance sheet. The following table provides a summary of the outstanding and exercisable units related to the modification:

	Units	Weighted-average strike price	Weighted-average grant-date fair value
Outstanding at June 30, 2016	1,117,380	19.07	0.55
Exercisable at June 30, 2016	1,016,947	19.53	0.52

The following table provides a summary of outstanding stock options at June 30, 2016:

	Vested (i)	Non-vested (ii)	Total
Number of units outstanding	584,103	192,372	776,475
Weighted-average grant-date fair market value per unit	4.88	3.18	4.46
Total grant-date fair value	2,852	612	3,464
Weighted-average accumulated percentage of service	100	69.7	94.6
Stock-based compensation recognized in Additional paid-in capital	2,852	427	3,279
Compensation expense not yet recognized (iii)	-	185	185

(i)	Related to exercisable awards.

(ii)	Related to awards that will vest between fiscal years 2016 and 2019.

(iii)	Expected to be recognized in a weighted-average period of 2.2 years.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Share-based compensation (continued)

Restricted Share Units

The following table summarizes the activity of restricted share units during the six-month period ended June 30, 2016:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2015	1,230,210	7.96
2016 annual grant	865,291	4.70
Partial vesting of 2011 grant	(27,075)	21.20
Partial vesting of 2012 grant	(24,653)	14.35
Partial vesting of 2013 grant	(26,054)	14.31
Partial vesting of 2014 grant (i)	(94,546)	8.58
Forfeitures	(42,310)	8.09
Outstanding at June 30, 2016	1,880,863	6.07
Exercisable at June 30, 2016	—	—

(i)	The Company issued 93,253 Class A shares in connection with this partial vesting. Therefore, accumulated recorded compensation expense totaling $800 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance. As of June 30, 2016, there were 1,293 Class A shares pending of issuance in connection with this partial vesting.

The resulting value of restricted share units granted during fiscal year 2016 was $4,067.

The following table provides a summary of outstanding restricted share units at June 30, 2016:

Number of units outstanding (i)	1,880,863
Weighted-average grant-date fair market value per unit	6.07
Total grant-date fair value	11,408
Weighted-average accumulated percentage of service	32.8%
Stock-based compensation recognized in Additional paid-in capital	3,746
Compensation expense not yet recognized (ii)	7,662

(i)	Related to awards that will vest between fiscal years 2017 and 2021.

(ii)	Expected to be recognized in a weighted-average period of 4.3 years.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.	Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, substantially consistent with market;

(ii)	to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened;

(iii)	to commit to funding a specified Strategic Marketing Plan;

(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and

(v)	to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

On August 10, 2015, the Company reached an agreement with McDonald’s Corporation to amend the opening plan mentioned in point (ii) above, from 250 to 150 new restaurant openings for the three-year period commenced on January 1, 2014, mainly in order to adjust this plan to the current economic realities of the region. Under this agreement, the Company is also committed to execute at least 140 reimages over the three-year period and to maintain the three-year reinvestment plan of at least $180 million.

The Company was not in compliance with the leverage ratio mentioned in point (v) above for the three-month periods ended March 31 and June 30, 2016. The ratios were as follows:

	June 30, 2016	March 31, 2016
Leverage Ratio	4.40	4.80

Fixed Charge Coverage Ratio	1.64	1.67

On March 17 and August 1, 2016, McDonald’s Corporation granted the Company limited waivers through and including March 31 and June 30, 2016, during which time, the Company is not required to comply with the financial ratios set forth in the MFA. After June 30, 2016, if the Company remains non-compliant with the financial requirements and is unable to obtain an extension of the waiver or to comply with the original commitments under the MFA, it could be in material breach. A breach of the MFA would give McDonald’s Corporation certain rights, including the ability to acquire all or portions of the business. Notwithstanding the foregoing, the Company does not expect any material adverse effect to its business, results of operations, financial condition or cash flows as a result of this situation.

In addition, the Company maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letters of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.	Commitments and contingencies (continued)

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At June 30, 2016, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $23,865 ($20,578 at December 31, 2015). As of June 30, 2016 and December 31, 2015, the net amount of $23,865 and $20,578 is disclosed as follows: $496 and $512 as a current liability and $23,369 and $20,066 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

	As of
	June 30, 2016	As of
	(Unaudited)	December 31, 2015
Tax contingencies in Brazil	$8,796	$5,118
Labor contingencies in Brazil	9,802	7,013
Others	15,289	13,947
Subtotal	33,887	26,078
Judicial deposits	(10,022)	(5,500)
Provision for contingencies	$23,865	$20,578

As of June 30, 2016, there are certain matters related to the interpretation of tax and labor laws for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $69 million and $96 million.

Additionally, there is a lawsuit filed by several Puerto Rican franchisees against McDonald’s Corporation and certain subsidiaries purchased by the Company during the acquisition of the LatAm business (“the Puerto Rican franchisees lawsuit”). The claim seeks declaratory judgment and damages in the aggregate amount of $66.7 million plus plaintiffs’ attorney fees. At the end of 2014 the plaintiffs finalized their presentation of evidence whereas the Company has not started yet. The Company believes that a final negative resolution has a low probability of occurrence.

During 2014, another franchisee filed a complaint (“the related Puerto Rican franchisee lawsuit”) against the Company and McDonald’s USA, LLC (a wholly owned subsidiary of McDonald’s Corporation), asserting a very similar claim to the one filed in the Puerto Rican franchisees lawsuit. The claim seeks declaratory judgment and damages in the amount of $30 million plus plaintiffs’ attorney fees. Although this case is in its early stages, the Company believes that a final negative resolution has a low probability of occurrence, since its close resemblance to the Puerto Rican franchisees lawsuit.

Furthermore, the Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by the Company’s franchisees that meets periodically to coordinate the development of promotional and marketing campaigns (an association that at the time of the claim was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit), filed a third party complaint and counterclaim (“the PROA claim”) against the Company and other third party defendants, in the amount of $31 million. Although certain negative resolution occurred in that lawsuit at the preliminary and first instance stage, no provision has been recorded because the Company believes that a final negative resolution has a low probability of occurrence.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisees lawsuit. Pursuant to the MFA, the Company indemnifies McDonald’s for the related Puerto Rican franchisee lawsuit and the PROA claim.

At June 30, 2016, the non-current portion of the provision for contingencies includes $4,380 ($3,452 at December 31, 2015) related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC 280 also requires disclosures about the Company’s products and services, geographical areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographical divisions, which are as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, Colombia, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and the South Latin America division (“SLAD”), consisting of Argentina, Chile, Ecuador, Peru and Uruguay. The accounting policies of the segments are the same as those used in the preparation of the consolidated financial statements.

As from January 1, 2016, the Company made changes in the allocation of certain expenses previously included in the corporate segment to the operating divisions in order to align the financial statement presentation with the revised allocation used by the Company's management as from that date. In accordance with ASC 280, Segment Reporting, the Company has restated its comparative segment information based on the new allocation of expenses.

The following table presents information about profit or loss and assets for each reportable segment:

	For the six-month periods ended
	June 30,
	2016	2015
	(Unaudited)	(Unaudited)
Revenues:
Brazil	$598,028	$716,774
Caribbean division	196,286	196,708
NOLAD	173,460	177,766
SLAD	378,041	442,811
Total revenues	$1,345,815	$1,534,059

Adjusted EBITDA:
Brazil	$65,795	$74,425
Caribbean division	3,917	(3,133)
NOLAD	15,465	12,479
SLAD	32,084	44,029
Total reportable segments	117,261	127,800
Corporate and others (i)	(28,250)	(44,893)
Total adjusted EBITDA	$89,011	$82,907

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Segment and geographic information (continued)

	For the six-month periods ended
	June 30,
	2016	2015
	(Unaudited)	(Unaudited)
Adjusted EBITDA reconciliation:
Total adjusted EBITDA	$89,011	$82,907

Plus (Less) items excluded from computation that affect operating income:
Depreciation and amortization	(49,590)	(55,860)
Gains from sale or insurance recovery of property and equipment	49,072	1,263
Write-offs of property and equipment	(2,344)	(2,163)
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	—	508
Impairment of long-lived assets	—	(7,804)
ADBV Long-Term Incentive Plan incremental compensation from modification	(223)	440
Operating income	85,926	19,291

Less:
Net interest expense	(35,037)	(33,197)
Loss from derivative instruments	(30)	(125)
Foreign currency exchange results	32,206	(20,012)
Other non-operating expenses, net	(766)	(164)
Income tax (expense) benefit	(22,729)	13,057
Net income attributable to non-controlling interests	(77)	(110)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$59,493	$(21,260)

	For the six-month periods ended
	June 30,
	2016	2015
	(Unaudited)	(Unaudited)
Depreciation and amortization:
Brazil	$20,793	$26,541
Caribbean division	17,509	14,414
NOLAD	11,367	13,035
SLAD	7,256	9,680
Total reportable segments	56,925	63,670
Corporate and others (i)	2,481	4,282
Purchase price allocation (ii)	(9,816)	(12,092)
Total depreciation and amortization	$49,590	$55,860

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Segment and geographic information (continued)

	For the six-month periods ended
	June 30,
	2016	2015
	(Unaudited)	(Unaudited)
Property and equipment expenditures:
Brazil	$10,484	$16,456
Caribbean division	4,690	3,164
NOLAD	2,747	4,525
SLAD	9,811	8,944
Total reportable segments	27,732	33,089
Corporate and others (i)	135	1,030
Total property and equipment expenditures	$27,867	$34,119

	As of
	June 30,
	2016	December 31,
	(Unaudited)	2015
Total assets:
Brazil	$785,947	$612,074
Caribbean division	357,872	382,022
NOLAD	278,725	308,632
SLAD	225,298	242,081
Total reportable segments	1,647,842	1,544,809
Corporate and others (i)	21,400	36,946
Purchase price allocation (ii)	(175,685)	(178,553)
Total assets	$1,493,557	$1,403,202

(i)	Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of June 30, 2016, corporate assets primarily include corporate cash and cash equivalents and a collateral deposit. As of December 31, 2015, corporate assets also included derivative instruments.

(ii)	Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $865,782 and $833,357 at June 30, 2016 and December 31, 2015, respectively. All of the Company’s long-lived assets are related to foreign operations.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.	Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 class A shares and 80,000,000 class B shares of no par value each.

Issued and outstanding capital

At December 31, 2015, the Company had 210,538,896 shares issued and outstanding with no par value, consisting of 130,538,896 Class A shares and 80,000,000 Class B shares.

During the six-month period ended June 30, 2016, the Company issued 171,035 Class A shares in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan. Therefore, at June 30, 2016 the Company had 210,709,931 shares issued and outstanding with no par value, consisting of 130,709,931 Class A shares and 80,000,000 Class B shares.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities, and the Company is able to pay its debts as they become due.

During fiscal year 2015 and for the six-month period ended June 30, 2016, the Company did not declare a dividend distribution to its shareholders, with respect to its results of operations for fiscal year 2014 and 2015, respectively. During fiscal year 2014, the Company declared dividend distributions totaling $50,036. The last installment of that distribution was paid during the six-month period ended June 30, 2015 amounting to $12,509.

Accumulated Other Comprehensive Losses

The following table sets forth information with respect to the components of “Accumulated other comprehensive losses” as of June 30, 2016 and their related activity during the six-month period then ended:

	Foreign currency translation	Unrealized results on cash flow hedges	Defined benefit pension plan (i)	Total Accumulated other comprehensive income (loss)
Balances at December 31, 2015	$(431,190)	$7,876	$(949)	$(424,263)
Other comprehensive gain (loss) before reclassifications (Unaudited)	14,940	(55,742)	—	(40,802)
Net gain reclassified from accumulated other comprehensive loss to consolidated statement of income (Unaudited)	—	30,568	224	30,792
Net current-period other comprehensive income (loss) (Unaudited)	14,940	(25,174)	224	(10,010)
Balances at June 30, 2016 (Unaudited)	$(416,250)	$(17,298)	$(725)	$(434,273)

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.	Shareholders’ equity (continued)

Accumulated Other Comprehensive Losses (continued)

The following table sets forth information with respect to the components of “Accumulated other comprehensive losses” as of June 30, 2015 and their related activity during the six-month period then ended:

	Foreign currency translation	Unrealized results on cash flow hedges	Defined benefit pension plan (i)	Total Accumulated other comprehensive income (loss)
Balances at December 31, 2014	$(302,889)	$1,598	$(1,176)	$(302,467)
Other comprehensive (loss) gain before reclassifications (Unaudited)	(54,135)	8,284	—	(45,851)
Net (gain) loss reclassified from accumulated other comprehensive loss to consolidated statement of income (Unaudited)	—	(7,111)	220	(6,891)
Net current-period other comprehensive (loss) income (Unaudited)	(54,135)	1,173	220	(52,742)
Balances at June 30, 2015 (Unaudited)	$(357,024)	$2,771	$(956)	$(355,209)

(i) Related to a post-employment benefit in Venezuela established by the Organic Law of Labor and Workers (known as “LOTTT”, its Spanish acronym) in 2012. This benefit provides a payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. Annually, the Company obtains an actuarial valuation to measure the post-employment benefit obligation, using the projected unit credit actuarial method and measures this benefit in accordance with ASC 715-30, similar to pension benefit.

11.	Earnings (loss) per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC Topic 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Earnings (loss) per share (continued)

The following table sets forth the computation of basic and diluted net income loss per common share attributable to Arcos Dorados Holdings Inc. for all periods presented:

	For the six-month periods ended
	June 30,
	2016	2015
	(Unaudited)	(Unaudited)
Net income (loss) attributable to Arcos Dorados Holdings Inc. available to common shareholders	$59,493	$(21,260)
Weighted-average number of common shares outstanding - Basic	210,582,170	210,332,347
Incremental shares from assumed exercise of stock options (a)	—	—
Incremental shares from vesting of restricted stock units	53,715	161,471
Weighted-average number of common shares outstanding - Diluted	210,635,885	210,493,818

Basic net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.28	$(0.10)
Diluted net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.28	$(0.10)

(a) Options to purchase shares of common stock were outstanding during the six-month periods ended June 30, 2016 and 2015. See Note 7 for details. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

12.	Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Mexico, Venezuela, Uruguay and Peru (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates. On November 9, 2011, the Company entered into a revolving loan agreement as a creditor with Axionlog Distribution B.V., a holding company of the Axionlog Business, for a total amount of $12 million at an interest rate of LIBOR plus 6%, in line interest rates prevailing in the market at the time of the agreement. Notwithstanding the fact that the loan maturity date was November 7, 2016, the parties decided to terminate the agreement early as of May 27, 2016. As a result, the Company collected the outstanding principal amount of $1,800.

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of June 30, 2016 and December 31, 2015:

	As of
	June 30,
	2016	December 31,
	(Unaudited)	2015
Accounts and notes receivable, net	$—	$1,854
Other receivables	1,595	2,266
Prepaid expenses and other current assets	3,734	—
Miscellaneous	3,676	1,729
Accounts payable	6,931	5,110

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Related party transactions (continued)

The following table summarizes the transactions between the Company and the Axionlog Business for the six-month periods ended June 30, 2016 and 2015:

	For the six-month periods ended
	June 30,
	2016	2015
	(Unaudited)	(Unaudited)
Food and paper (i)	$(76,341)	$(82,972)
Occupancy and other operating expenses	(1,816)	(1,451)
Net interest income	31	390

(i)	Includes $18,391 of distribution fees and $57,950 of suppliers purchases managed through the Axionlog Business for the six-month period ended June 30, 2016; and, $20,580 and $62,392, respectively, for the six-month period ended June 30, 2015.

As of June 30, 2016, the Company had other receivables and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling $259 and $609, respectively.

13.	Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to Venezuelan Bolívares (VEF) held by its Venezuelan subsidiaries remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance and the acquisition of foreign currency at the official exchange rate by Venezuelan companies to pay foreign debt or dividends is subject to a registration and approval process by the relevant Venezuelan authorities. Since these restrictions are in place, the Company has not been able to access the official exchange rate to pay dividends and has been limited in its ability to pay royalties at the official exchange rate.

Revenues and operating loss of the Venezuelan operations were $25,213 and $10,871, respectively, for the six-month period ended June 30, 2016; and $19,223 and $21,977, respectively, for the six-month period ended June 30, 2015.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Venezuelan operations (continued)

Since February 2013, the Venezuelan government has announced several changes in the currency exchange regulations. As a consequence, the Company reassessed the exchange rate used for remeasurement purposes as follows:

			Effects of exchange rate change
Period	Exchange rate System applied	Exchange rate at System date change (VEF per US dollar)	Write down of inventories (i)	Impairment of long-lived assets (i)	Foreign currency exchange loss (ii)
From January 1, 2013 to February 7, 2013	SITME	5.30	—	—	—
From February 8, 2013 to February 28, 2014	Official exchange rate	6.30	—	—	15,379
From March 1, 2014 to May 31, 2014	SICAD	11.80	7,611	—	19,697
From June 1, 2014 to February 28, 2015	SICAD II	49.98	9,937	45,186	38,963
From March 1, 2015 to March 9, 2016	SIMADI	177.00	3,250	7,804	8,046
From March 10, 2016 up to date	DICOM	215.34	401	—	117

(i)	Presented within Other operating income (expenses), net

(ii)	Presented within Foreign currency exchange results

Effective from March 10, 2016, a new Exchange Agreement was issued that set forth the new rules that govern foreign exchange transactions carried out by public and private entities and individuals in Venezuela. Hereafter, the SICAD and SIMADI systems were eliminated and a dual exchange system was created: (i) the protected rate called DIPRO, with an initial exchange rate of 10 VEF per US dollar, and (ii) the supplementary floating market rate called DICOM, with an initial exchange rate of 215.34 VEF per US dollar. As a result of the announcement, the Company reassessed the exchange rate used for remeasurement purposes with no material impacts within “other operating income (expense), net” or “Foreign exchange results”.

As of June 30, 2016, the DIPRO exchange rate settled at 10 VEF per US dollar and DICOM exchange rate settled at 628.34 VEF per US dollar.

As of June 30, 2016, the Company’s local currency denominated net monetary position, which would be subject to remeasurement in the event of further changes in the DICOM rate was $0.4 million (including $1.2 million of cash and cash equivalents). Venezuela’s non-monetary assets were $47.7 million at June 30, 2016 and included approximately $39.4 million of fixed assets and advances to suppliers.

In addition to exchange controls, the Venezuelan market is subject to price controls. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. Although these regulations caused a delay in the pricing plan, the Company was able to increase prices during the six-month period ended June 30, 2016.

The Company’s Venezuelan operations, and the Company’s ability to repatriate its earnings, continue to be negatively affected by these difficult conditions and would be further negatively affected by additional devaluations or the imposition of additional or more stringent controls on foreign currency exchange, pricing, payments, profits or imports or other governmental actions or continued or increased labor unrest. The Company continues to closely monitor developments in this dynamic environment, to assess evolving business risks and actively manage its operations in Venezuela.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.	Subsequent events

On July 13, 2016, the Company paid all the outstanding principal of its 2016 Notes equal to BRL 200,991 (equivalent to $60,965) and paid accrued and unpaid interest equal to BRL 10,301 (equivalent to $3,124) related to the Notes.

As mentioned in Note 1, as of July 20, 2016, the Company exercised its option to extend the MFA in French Guyana, Guadeloupe and Martinique.

On August 1, 2016, the Company renewed the revolving credit facility with Bank of America, N.A. described in Note 4, for up to $25 million maturing on August 3, 2017. Under the new agreement, each loan made to ADBV will bear interest at an annual rate equal to LIBOR plus 2.50%. Furthermore, the Company will be required to comply with a consolidated net indebtedness to EBITDA ratio lower than (a) 3.25 to 1 as of the last day of the fiscal quarter ended September 30, 2016 and (b) 3.0 to 1 as of the last day of the fiscal quarter ended December 31, 2016 and thereafter.

On August 1, 2016, as mentioned in Note 8, McDonald’s Corporation granted the Company an extension of the limited waiver, through and including June 30, 2016, during which time the Company will not be required to comply with the financial ratios set forth in the MFA.